Exhibit 1
                                                                       ---------
                              WPP GROUP plc ("WPP")


WPP announces that on 14 December 2006 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 685.437128p per share.